 Exhibit 24
CONFIRMING STATEMENT

This Statement confirms that the undersigned, Cowley Corporation, has authorized and designated each of Robert Lande and David S. Sassoon to execute and file on behalf of the undersigned, all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of its ownership of or transactions in securities of FXCM Inc. The authority of Robert Lande and David S. Sassoon under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to its ownership of or transactions in securities of FXCM Inc., unless earlier revoked in writing. The undersigned acknowledges that Robert Lande and David S. Sassoon are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Cowley Corporation

By: /s/Giles Elliott
Name: Giles Elliott
Title: Director
Date: January 23, 2012